PLYMOUTH ROCK TECHNOLOGIES ANNOUNCES IMMINENT COMPLETION OF MEDIMOD FOR EMERGENCY BIOLOGICAL AND VACCINE TRANSPORT

Plymouth, Massachusetts - February 03, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in developing threat detection and unmanned technologies, is pleased to announce the latest addition to its PRT X1 and XV UAV (Unmanned Aerial Vehicle) payload systems.

MediMod is an active insulated refrigerated storage module that will have multiple medical uses and advantages, including assisting with the immediate need for rapid deployment of COVID-19 vaccine transportation to remote sites or between medical facilities as part of multiple national campaigns for mass vaccination.

The transportation module will be dual-use and can be set for warm or cool state for the transportation of blood, human transplant organs and various vaccines across cities and remote destinations.

Whilst some vaccines must be stored at extreme temperatures and others less so, all must be in a state of refrigeration. In the case of vaccines and in particular inoculation for COVID-19, the US Center for Disease Control (CDC) regulations stipulate that storage unit temperatures must be monitored regularly and checked and recorded at the beginning of each workday to determine if any momentary removals have occurred since the last temperature check.

The PRT system differs significantly from the 'cool-box' approach. The PRT X1 MediMod has the benefit of using an integrated active cooling and heating system within a detachable module that is also thermally insulated. This will allow for 1,200 doses to be transported within the MediMod via the PRT X1 multirotor drone and 6,000 doses on the PRT XV fixed wing VTOL system.

"This isn't a reactionary product to the COVID-19 outbreak. Our engineers and scientists were devising this module to address the need for blood and organ transport for the future phases of the UK National Health Service (NHS) Medical Air Corridor as part of 'Project XCelerate'", stated Carl Cagliarini, Co-Founder and Chief Strategy Officer of PRT. We have already proved out the PRT X1 being used in emergency situations to deliver an Automated External Defibrillator (AED) system on the PRT X1 to remote and inaccessible locations. The MediMod, having an immediate use to assist in the deployment of vaccines, is an additional capability that adds a greater value proposition of its original intent of rapid biological transport. The  module will attach to both X1 and XV unmanned platforms" concluded Cagliarini.

"This medical transport capability is not simply a matter of delivery to remote places, the daily reports of tens of thousands of vaccines spoiled because of logistics delays is a real issue" stated Dana Wheeler, Co-Founder and CEO of PRT. "Using MediMod ensures that vaccine efficacy remains intact beyond the simple delivery flight time. We believe that this capability will help tremendously here in the United States, South America and even more so in the developing world where the refrigeration issue over a 30-50-minute flight will make a real difference. We will of course be submitting updates of this capability to our contacts in Government, United Nations and the World Health Organization (WHO)" concluded Wheeler.

Media showcasing MediMod taking flight will be made available via social media shortly.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defence and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

tasso@plyrotech.com

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